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                             October 19, 2023

       Wai Hong Lao
       Chief Executive Officer and Director
       Galaxy Payroll Group Ltd
       25th Floor, Ovest
       77 Wing Lok Street
       Sheung Wan, Hong Kong

                                                        Re: Galaxy Payroll
Group Ltd
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed October 17,
2023
                                                            File No. 333-269043

       Dear Wai Hong Lao:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 11, 2023 letter.

       Amendment No. 7 to Registration Statement on Form F-1 filed October 17, 2023

       Consolidated Financial Statements
       Consolidated Balance Sheet, page F-4

   1. We note you declared dividends subsequent to the balance sheet date. Please tell us your consideration of
providing a pro forma balance sheet which gives effect to the dividends declared. Refer to SAB
Topic 1:B.3.
       Consolidated Statements of Income and Comprehensive Income, page F-5

   2. Please tell us your consideration of including dividends declared in the year ended June
                                                        30, 2023 but not paid
and dividends declared subsequent to June 30, 2023 in your
                                                        calculation of pro
forma earnings per share. Refer to SAB Topic 1:B.3. In addition, please present earnings
per share along with pro forma earnings per share.
 Wai Hong Lao
Galaxy Payroll Group Ltd
October 19, 2023
Page 2
Exhibit Index, page II-5

3. We note that your revised disclosure indicates that the selling shareholders are offering
       2,240,000 ordinary shares, but your Exhibit 5.1 legal opinion only opines on 960,000 ordinary shares in connection with such resale. Please have counsel revise to opine on the updated offering including the correct number of resale shares. Please contact Stephen Kim at 202-551-3291 or Adam Phippen at
202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameWai Hong Lao
                                                            Division of
Corporation Finance
Comapany NameGalaxy Payroll Group Ltd
                                                            Office of Trade &
Services
October 19, 2023 Page 2
cc:       Elizabeth Fei Chen, Esq.
FirstName LastName